UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2005

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under
Securities Exchange Act of 1934.

Yes ____ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Item 1. News release issued by Masisa S.A. on September 13, 2005:

NEWS RELEASE

For further information contact:
Paul White / Emilio Pellegrini	Melanie Carpenter / Peter Majeski
Investor Relations	i-advize Corporate Communications, Inc.
+56 (2) 350-6038	+1 (212) 406-3692/4
paul.white@masisa.com	masisa@i-advize.com
www.masisa.com

MASISA S.A. ANNOUNCES NEW BOND ISSUANCES

  Masisa’s Board approves the issuance of two new bonds for an aggregate amount of up to UF 5,500,000.

Santiago, Chile, September 13, 2005 -- MASISA S.A. (NYSE: MYS) (“Masisa” or “the Company”), announced that at the Company’s Board of Directors meeting held yesterday, the Board approved the issuance of two new bonds in the Chilean market. The issuances will be for an amount of up to UF 5,500,000, maturing in up to 10 years, and for an amount of up to UF 3,000,000 maturing in up to 25 years, with an aggregate amount no greater than UF 5,500,000. The proceeds of these bonds will be used to repay financial obligations.

UF or “Unidades de Fomento” is a Chilean financial index adjusted for changes in the Chilean Consumer Price Index. As of September 13, 2005, one UF is equal to US$32.98.

Forward-Looking Information

This news release may contain forward-looking statements. Forward-looking statements are statements other than statements of historical facts or current condition, and include without limitation management’s current view and estimates of future circumstances, industry conditions and company performance. Some forward-looking statements may be identified by our use of the terms “ may”, “should”, “anticipates”, “believes”, “estimates”, “expects”, “plans”, “intends” and similar expressions. Statements regarding future market share, projected future competitive strength, the implementation of principal operating and financing strategies, the direction of future operations, and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause the actual results of Masisa, and the planned actions of the company, to differ materially from current expectations.

Item 2. The following is a free English translation of a report filed with the Chilean Superintendencia de Valores y Seguros on September 13, 2005:

Ref.:	IMPORTANT EVENT
Masisa S.A.
Listed Company
Chilean Securities Registration No. 825

Santiago, September 13, 2005

Mr.
Alejandro Ferreiro Yazigi
Superintendent
Superintendence of Securities and Insurance

To whom it may concern:

Pursuant to what is established in article 9 and paragraph two article 10 of Law N° 18,045 of the Securities Market and in General Rule N° 30 of that Superintendence, being duly authorized, I hereby inform as an important event the following information:

In Extraordinary Session of Masisa’s Board of Directors, held on September 12th of this year, the Board of Directors agreed to issue and register in that Superintendence the following lines of bonds and their respective first issues:

1.-	A first line of 10-year bonds, for an amount not higher than UF 5,500,000 (unidades de fomento).

2.-	A second line of 25-year bonds, for an amount not higher than UF 3,000,000 (unidades de fomento).

3.-	The first issue with charge to the first line of bonds will be for an amount not higher that UF 5,500,000 (unidades de fomento) and will have a duration period not higher than 10 years.

4.-	The first issue with charge to the second line of bonds will be for an amount not higher than UF 3,000,000 (unidades de fomento) and will have a duration period not higher than 25 years.

5.-	Both issues with charge to the respective lines, together, will not exceed UF 5,500,000 (unidades de fomento).

6.-	The funds from the placements of the first bond issues with charge to the respective lines will be used to pay financial obligations.

Sincerely,

Patricio Reyes Urrutia
General Counsel
Masisa S.A.

c.c.	Bolsa de Comercio de Santiago Bolsa Electrónica de Chile
Bolsa de Corredores de Valparaiso

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masisa S.A.

By:
Date: September 22, 2005		/s/ Patricio Reyes U.

Patricio Reyes U.
General Counsel